                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of September, 2003

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

                                          Mitsubishi Tokyo Financial Group, Inc.
                                                 Tokyo Stock Exchange Code; 8306

                     Mitsubishi Tokyo Financial Group, Inc.
   Revisions of earning projections for the fiscal year ending March 31, 2004
                              (Under Japanese GAAP)


Tokyo, September 30, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today announced that it revised its consolidated earning projections for the six months ending September 30, 2003 and the fiscal year ending March 31, 2004. These revisions were primarily due to the decrease in credit related costs.

Consolidated earning projections for the six months ending September 30, 2003
-----------------------------------------------------------------------------
under Japanese GAAP
-------------------

                               (in billions of Japanese yen, except percentages)
-------------------------------------------------------------------------------
                    As previously   As revised     Increase/(Decrease)
                     announced*
-------------------------------------------------------------------------------
Ordinary income           1,395.0      1,395.0         0.0         0.0%
-------------------------------------------------------------------------------
Ordinary profit             150.0        250.0       100.0        66.6%
-------------------------------------------------------------------------------
Net income                   70.0        270.0       200.0       285.7%
-------------------------------------------------------------------------------
*Announced on May 26, 2003

Consolidated earning projections for the fiscal year ending March 31, 2004 under
--------------------------------------------------------------------------------
Japanese GAAP
-------------

                               (in billions of Japanese yen, except percentages)
-------------------------------------------------------------------------------
                    As previously   As revised     Increase/(Decrease)
                     announced*
-------------------------------------------------------------------------------
Ordinary income           2,880.0      2,880.0         0.0         0.0%
-------------------------------------------------------------------------------
Ordinary profit             370.0        490.0       120.0        32.4%
-------------------------------------------------------------------------------
Net income                  190.0        380.0       190.0       100.0%
-------------------------------------------------------------------------------

*Announced on May 26, 2003

For further information, please see Appendix to this release.

                                      * * *

Inquiries: Katsuhiko Ishizuka
           Chief Manager, Financial Policy Division
           Mitsubishi Tokyo Financial Group, Inc.
           Tel. +81-3-3240-8211

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The foregoing forward-looking statements and other information relating to MTFG
(such statements and information are hereafter referred to as the "Forward-Looking Statements") are not historical facts and include, reflect or are otherwise based upon, among other things, the MTFG's current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that the MTFG's management will strive to achieve through the successful implementation of the MTFG's business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. MTFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. For the important factors that could cause these differences, please see MTFG's latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MTFG is under no obligation - and expressly disclaim any obligation - to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

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

Appendix
--------

In this Appendix, "MTFG" represents Mitsubishi Tokyo Financial Group, Inc., "BTM" represents the Bank of Tokyo-Mitsubishi, Ltd. and "MTBC" represents the Mitsubishi Trust and Banking Corporation.

Revised earning projections for the six months ending September 30, 2003 under
------------------------------------------------------------------------------
Japanese GAAP
-------------

                                                                (in billions of Japanese yen, except percentages)
-----------------------------------------------------------------------------------------------------------------
                                                                           MTFG           BTM           MTBC
-----------------------------------------------------------------------------------------------------------------
Net business profits:
   For the six months ending September 30, 2003                              -           225.0         100.0
   For the six months ended September 30, 2002 (Actual)                      -           246.4          73.0
-----------------------------------------------------------------------------------------------------------------
Net gains (losses) on equity securities:
   For the six months ending September 30, 2003                            (19.0)          4.0          (1.0)
   For the six months ended September 30, 2002 (Actual)                   (242.9)       (156.6)        (70.4)
-----------------------------------------------------------------------------------------------------------------
Consolidated ordinary profit (loss):
   For the six months ending September 30, 2003                            250.0         185.0          70.0
   For the six months ended September 30, 2002 (Actual)                   (193.3)       (152.4)        (42.6)
-----------------------------------------------------------------------------------------------------------------
Net special gains (losses):
   For the six months ending September 30, 2003                              -           227.0          (4.0)
   For the six months ended September 30, 2002 (Actual)                      -             7.6           9.2
-----------------------------------------------------------------------------------------------------------------
Consolidated net income (loss):
   For the six months ending September 30, 2003                            270.0         215.0          55.0
   For the six months ended September 30, 2002 (Actual)                   (188.0)       (157.3)        (32.5)
-----------------------------------------------------------------------------------------------------------------
Consolidated risk-adjusted capital ratio:                                 Approx.       Approx.       Approx.
  For the six months ending September 30, 2003                              12%          11.5%         13.5%
-----------------------------------------------------------------------------------------------------------------

Notes: The amounts for MTFG are on a consolidated basis. Net business profits, net gains (losses) on equity securities and net special gains (losses) for BTM and MTBC are on a non-consolidated basis, and the other amounts for BTM and MTBC are on a consolidated basis. Net business profits represent the amount before deducting credit costs for trust accounts and provision for formula allowance for loan losses.

The sum of net business profits in BTM and MTBC for the six months ending September 30, 2003 is expected to be approximately 325.0 billion of Japanese yen, which is substantially unchanged from the six months ended September 30, 2002. Credit related costs for the six months ending September 30, 2003 are expected to be significantly lower than net business profits for the same period.

During the six months ending September 30, 2003, BTM and MTBC disposed of their equity securities holdings of approximately 265.0 billion of Japanese yen and approximately 230.0 billion of Japanese yen, respectively, for a sum of approximately 495.0 billion of Japanese yen. Net losses on equity securities for the six months ending September 30, 2003 are expected to be 19.0 billion of Japanese yen reflecting the recovery of stock prices.

Net special gains of BTM for the six months ending September 30, 2003 are expected to be 227.0 billion of Japanese yen. These gains primarily include recoveries of allowance for credit losses that are primarily attributable to the decrease in new problem loans and BTM's active efforts through several strategies such as the preventive business model in the revitalizing of borrowers with financial difficulties, gains in connection with the transfer to the Japanese Government of a substitutional portion of employee pension fund liabilities, and a tax refund of local bank tax imposed by the Tokyo Metropolitan Government due to the condition of the settlement.

Revised earning projections for the fiscal year ending March 31, 2004 under
---------------------------------------------------------------------------
Japanese GAAP
-------------

                                                                (in billions of Japanese yen, except percentages)
-----------------------------------------------------------------------------------------------------------------
                                                                          MTFG           BTM           MTBC
-----------------------------------------------------------------------------------------------------------------
Consolidated ordinary profit (loss):

   For the fiscal year ending March 31, 2004                            490.0           370.0          110.0
   For the fiscal year ended March 31, 2003 (Actual)                   (360.2)         (272.6)        (200.5)
------------------------------------------------------------------- --------------- -------------- --------------
Consolidated net income (loss):
   For the fiscal year ending March 31, 2004                            380.0           305.0           75.0
   For the fiscal year ended March 31, 2003 (Actual)                   (161.4)         (138.1)         (97.3)
------------------------------------------------------------------- --------------- -------------- --------------

The revised projections of consolidated ordinary profit and consolidated net income for the fiscal year ending March 31, 2004 is primarily reflecting the upward revision of earning projections for the six months ending September 30, 2003.

                                      * * *

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The foregoing forward-looking statements and other information relating to MTFG
(such statements and information are hereafter referred to as the "Forward-Looking Statements") are not historical facts and include, reflect or are otherwise based upon, among other things, MTFG's current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that MTFG's management will strive to achieve through the successful implementation of MTFG's business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. MTFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For the important factors that could cause these differences, please see MTFG's latest annual report or other disclosures. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MTFG is under no obligation - and expressly disclaim any obligation - to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

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